 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

KAANAPALI LAND, LLC
(Name of Subject Company)

SCM SPECIAL FUND, LLC; SUTTER OPPORTUNITY FUND 4, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF SPECIAL FUND 8, LLC AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)

Copy to:
Christine Simpson		Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP		MacKenzie Patterson Fuller, LP
1640 School Street		1640 School Street
Moraga, California 94556		Moraga, California 94556
(925) 631-9100 ext. 1024		(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$960,000	$ 37.73

*	For purposes of calculating the filing fee only. Assumes the purchase of 32,000 Units at a purchase price equal to $30 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 37.73
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: JANUARY 11, 2008

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by SCM SPECIAL FUND, LLC; SUTTER OPPORTUNITY FUND 4, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF SPECIAL FUND 8, LLC (collectively the “Purchasers”) to purchase 32,000 Units of limited partnership interest (the “Units”)  in Kaanapali Land, LLC (the “Partnership”), the subject company, at a purchase price equal to $30 per Unit, less the amount of any distributions declared or made with respect to the Units between January 11, 2008 (the “Offer Date”) and February 29, 2008 (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 11, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 6337 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 8,398 Units, or approximately 0.46% of the total outstanding Units.  These shares were allocated among the Purchasers as follows:

SCM SPECIAL FUND, LLC – 634 UNITS
SUTTER OPPORTUNITY FUND 4, LLC – 2,851 UNITS
MPF FLAGSHIP FUND 11, LLC – 2,852 UNITS

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      March 5, 2008

SCM SPECIAL FUND, LLC; SUTTER OPPORTUNITY FUND 4, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF SPECIAL FUND 8, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President